FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant’s name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Receipt of Nasdaq Staff Delisting Determination

On March 12, 2026, OceanPal Inc. (the “Company”) received a written determination letter (the “Staff Determination”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Staff has determined to delist the Company’s common shares from The Nasdaq Capital Market, unless the Company timely requests a hearing before an independent Hearings Panel (the “Panel”).

The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the following grounds: (i) based on the closing bid price of the Company’s common shares for the 30 consecutive business days from January 29, 2026 through March 12, 2026, the Company’s common shares are not in compliance with the requirement to maintain a minimum bid price of at least $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”); and (ii) pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) because the Company effected a reverse stock split within the prior one-year period. Specifically, the Company effected a one-for-twenty-five (1-for-25) reverse stock split on August 25, 2025.

This Form 6-K is being filed pursuant to Nasdaq Listing Rule 5810(b), which requires the Company to publicly disclose receipt of the Staff Determination no later than four business days following receipt.

Accordingly, the Company intends to timely request a hearing before the Panel pursuant to Nasdaq Listing Rule 5815(a) (the “Hearing Request”). In accordance with Nasdaq Listing Rule 5815(a)(1)(B), the Hearing Request will automatically stay any suspension or delisting action, pending the hearing and the issuance of the Panel decision following the hearing. During the hearing process, the Company’s common shares will continue to be listed and traded on The Nasdaq Capital Market under the ticker symbol “SVRN.”

The Company’s board of directors is actively evaluating all available measures to restore compliance with the Minimum Bid Price Requirement, including, without limitation, potential capital markets transactions and other corporate actions within the board’s existing shareholder-authorized authority. The Company will provide further disclosure regarding its hearing and compliance plan as appropriate.

The information contained in this report on Form 6-K, excluding the commentary from Robert Perri, Co-CEO of the Company, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press Release, dated March 13, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)
Dated: March 13, 2026	By:	/s/ Robert Perri
	Name:	Robert Perri
	Title:	Co-Chief Executive Officer